Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

New Sapience, Inc.
1 SE Ocean Boulevard
Stuart, FL 34994
newsapience.com

Up to $1,235,000.00 in Class B Non-Voting Common Stock at $3.25
Minimum Target Amount: $9,997.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: New Sapience, Inc.
Address: 1 SE Ocean Boulevard, Stuart, FL 34994
State of Incorporation: DE
Date Incorporated: March 13, 2015

Terms:

Equity

Offering Minimum: $9,997.00 | 3,076 shares of Class B Non-Voting Common Stock
Offering Maximum: $1,235,000.00 | 380,000 shares of Class B Non-Voting Common Stock
Type of Security Offered: Class B Non-Voting Common Stock
Purchase Price of Security Offered: $3.25
Minimum Investment Amount (per investor): $260.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based

First 5 Days | Invest within the first 5 days and receive 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus shares

Early Bird Bonus - Next 7 days | 5% bonus shares

Amount-Based

Tier 1 Perk - ($500 + 5% bonus shares)

Tier 2 Perk - ($1,000 + 10% bonus shares)

Tier 3 Perk - ($5,000 + 15% bonus shares)

Tier 3 Perk - ($50,000 + 20% bonus shares)

Tier 4 Perk - ($100,000 + 25% bonus shares)

Tier 5 Perk - ($500,000 + 30% bonus shares)

The 10% StartEngine Owners' Bonus

New Sapience will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.25 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $325. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The Company and its Business

Company Overview

New Sapience was initially organized as Cruse Technologies LLC, a Maryland limited liability company on October 5, 2011, and converted to a newly formed Delaware corporation on March 13, 2015.

New Sapience has developed a unique, patented technology: a compact and scalable system and methodology for reproducing commonsense and expert knowledge curated directly from human minds, in digital devices.

A digital device endowed with knowledge, an internal model of external reality, is called a sapiens. Programmed to reason about incoming information such as natural language to extend their baseline knowledge, sapiens learn through language and conversation in a manner that is virtually indistinguishable from humans. This new kind of learning in machines that is cognitive rather than neural transforms them from mere computers of data and information into the long-awaited thinking machines.

Sapiens technology finally achieves what has always been the goal of Artificial Intelligence: to provide humans with a tool that can acquire and apply knowledge to change the world as we envision, and do it better than we can. As such, it may be considered an unprecedented third branch of AI, but from the standpoint of first principles, it is not Artificial Intelligence at all. AI from its earliest beginnings is focused on emulating features of natural human intelligence in machines.

New Sapience has made no attempt to mimic brains, but instead has invented a way to create thinking machines by processes that are not found in nature. The term for this is Synthetic Intelligence as opposed to Artificial Intelligence. Six decades of AI has given us the illusion of intelligence in the same sense that an imitation diamond presents the same appearance as a real diamond, but without a real diamond's desirable properties. Synthetic diamonds are like real diamonds, but are created through engineered processes.

New Sapience has always believed that intelligence, real intelligence, is not one thing in an organic mind and something else in a digital one. This approach has proven to be incredibly powerful: with a tiny fraction of the resources that have been lavished on AI, the company can already demonstrate cognitive thinking and language comprehension in machines that we believe simply does not exist anywhere else. Our roadmap to human level intellectual performance and beyond is already clear and we anticipate it can be realized in just a few years.

We have created a software platform for synthetic intelligence applications that enables human knowledge of any scope or complexity to be efficiently curated and transcribed for sapiens. We plan to use our platform to develop product lines of specialized sapiens for both businesses and consumers and license our platform to others to ensure the technology proliferates as rapidly as possible.

We are planning on offering our products and licenses as Software as a Service (SaaS) on a monthly subscription basis. We anticipate establishing an ecology of supporting applications, developed by the company and our licensees, all integrated on the sapiens common core. We believe we have vast markets, no creditable competition for the foreseeable future, and excellent gross margins.

Competitors and Industry

Competitors

New Sapience has created a new technology and a platform that we believe will lead to innumerable new products, spanning multiple vertical markets, many of which we believe currently do not exist. We believe our competitive stance is comparable to steam power technology at the beginning of the 19th century. It disrupted markets as disparate as horse-drawn transports, sailing ships and water-driven mills with equal finality.

From the broadest perspective, we can compare ourselves to any automation solution. Today's automation software, whether based on machine learning, symbolic rules, or conventional programming, is narrow and brittle and subject to total failure when confronted with a problem that lies outside the anticipated scope of the program. Where the cost of failure is high, as with transportation systems or network management, humans must be kept in the loop, a less-than-optimal solution. We believe our platform, which provides an extremely cost-effective means to transfer knowledge from human minds into computers, will achieve orders of magnitude increases in automation for orders of magnitude less cost. This is because human knowledge is general and abstract and can be applied to solve many problems. This generality is the "G" in the term Artificial General Intelligence. We believe New Sapience is the first to achieve it.

On a narrower scope, we believe achieving knowledge in machines is the key to genuine comprehension of natural human languages. We are aware that our technology and many of our products may inevitably be compared to today's applications such as digital personal assistants or machine learning language models. We believe this demonstrates the superiority of our approach. Any language application that does not have a compact internal cognitive world model independent from words and grammar can never decode language generally, but must match the low-level patterns of digitally encoded text to specific software functions.

For example, Amazon's Alexa is supported by a team of around 10,000 employees, which we believe can't begin to match the language comprehension that New Sapience has achieved with less than 10. We believe that our competitors in this market will either become our customers or they will disappear.

Industry

Automation technology is relevant to any industry where computing plays an essential role. Here is a summary of size and growth statistics of industries where sapiens technology is expected to make major penetrations:

Natural Language Processing: This is the market for chatbots and voice interfaces of all kinds. It was $9.9 Billion in 2020 and projected to be $27.6 billion by 2026. Source: *Business Insider*

Industrial Automation Market was valued at $140.39 Billion globally in 2021 and is projected to reach $233.94 Billion by 2028 at an estimated CAGR of 7.6%. Source: *The Insight Partners, Cision PR Newswire*

Business Process Automation (BPA) market was $9.6 Billion in 2020 and projected to be $19.6 Billion by 2026. Source: *Markets and Markets*

Revenue in the Robotics market is projected to reach US$6.68bn in 2022. Source: *Statista*

Industrial Robots Market to Hit USD 35.68 Billion by 2029 | At 11.4% CAGR. Source: *Global NewsWire*

Consumer Robots and Robotic devices was $5.17 billion in 2020 and projected to grow to $41.7 billion by 2028. Source: *Verified Market Research*

<u>Summary:</u> The total addressable market for sapiens technology as estimated by reliable sources currently stands at the hundreds of Billions and is expected to grow substantially over the next 5 years. These estimates are based on existing automation technology. We anticipate that sapiens technology will make new levels of automation possible and create new markets that cannot yet be quantified.

Current Stage and Roadmap

Current Stage

As of Q1 2022, the company has a platform ready to support consumer and commercial product development. On this platform, our core world model, curated from human knowledge of the commonsense world, has now progressed to a point where it demonstrates the potential and scalability of our technology in the most challenging of all automation markets, comprehension of natural language. Development is currently being supporting by an Alpha Test program of 25 individual sapiens.

Future Roadmap

If we reach our maximum $1,235,000 fundraising goal, we will be able to reach what we consider the "tipping point" capability in our core model build-out.

At this level, we believe sapiens may be able to comprehend, remember, and answer questions about virtually anything they are told within the scope of everyday human concerns and activities. We believe that when this milestone is reached, we will no longer have to explain how our technology works, because at that point, ideally anyone can see how it works.

At that point, supported by a public relations campaign and advertising, we anticipate putting sapiens online for public interaction. Our hope is that this event would be our public reveal of thinking machines that can understand what is said said to them and have the intelligence to understand what we ask.

We believe this event will shake the AI community to its foundations and ideally position the company to attract the additional capital and talent required for additional growth.

We plan on incorporating the core technology that underlies this milestone into every sapiens product and application going forward. From that point, we hope to be able to release our first product within 6 – 8 months. We believe this product, the Companion Sapiens, will be the vanguard of our consumer product line.

At initial release, it may require little more than the basic language understanding it had at the tipping point milestone to provide a utility we believe no other product has ever had.

We believe it will serve as auxiliary or out-board personal memory, able to understand, remember, and answer queries about every personal detail the user shares with it in perpetuity.

We believe the initial total addressable market for the Companion is huge and could be equal to the number of English-speaking users of mobile devices (with more languages anticipated to follow quickly). Offered as SaaS with very large gross margins, our financial projections anticipate the company becoming profitable ideally within months.

We believe our Pro-Sapiens product lines will add market-specific expert knowledge to the common core for each vertical.

The Team

Officers and Directors

Name: Bryant George Cruse

Bryant George Cruse's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder & CEO
  Dates of Service: March 13, 2015 - Present
  Responsibilities: Mr. Cruse articulates the Vision and Mission for the company as well as holding direct responsibly for on-going operations and finance. Mr. Cruse does not currently take a salary, but the Company intends to pay Mr. Cruse a salary of $200,000 if the maximum raise amount is achieved in this campaign.

- **Position:** President
  Dates of Service: March 15, 2015 - Present
  Responsibilities: This is the legally recognized title for Chief Executive Officer

- **Position:** Chief Technical Officer
  Dates of Service: March 15, 2015 - Present
  Responsibilities: In this role Mr.Cruse is responsible for company's technology development

- **Position:** Chairman of the Board of Directors
  Dates of Service: March 15, 2022 - Present
  Responsibilities: Leads the Board of Directors

Name: William Robert Bandy

William Robert Bandy's current primary role is with Matrix 2. William Robert Bandy currently services 16 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Intellectual Property Officer, Annual salary $0, Company Equity 7.32%
  Dates of Service: March 13, 2015 - Present
  Responsibilities: Manage patent portfolio

- **Position:** Secretary
  Dates of Service: March 15, 2015 - Present
  Responsibilities: Corporate Secretary

- **Position:** Member, Board of Directors
  Dates of Service: March 13, 2015 - Present
  Responsibilities: Provides guidance and advice to management team.

Other business experience in the past three years:

- **Employer:** Matrix 2
  Title: Board Member
  Dates of Service: November 01, 2016 - Present
  Responsibilities: Guidance and direction to management team

Name: Thomas William Loveland

Thomas William Loveland's current primary role is with Mind Over Machines, Inc.. Thomas William Loveland currently services 16 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Administrative Officer, Annual Salary $0, Company Equity 2.23%
  Dates of Service: February 01, 2022 - Present
  Responsibilities: Assist CEO in all administrative matters

- **Position:** Board Member
  Dates of Service: December 09, 2021 - Present
  Responsibilities: board member

Other business experience in the past three years:

- **Employer:** Mind Over Machines, Inc.
  Title: CEO
  Dates of Service: April 05, 1989 - Present
  Responsibilities: Strategic Vision

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this

investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering shares in the amount of up to $5 million in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with No Voting Rights
The shares that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes

happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits
New Sapience was formed on March 15, 2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. New Sapience has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that sapiens technology is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns one patent and many trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find

prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on New Sapience or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on New Sapience could harm our reputation and materially negatively impact our financial condition and business.

Leading Edge Technology
In his Book "Zero-to-One", legendary investor Peter Thiel presents his thesis that, despite the proliferation of shiny new gadgets we see every day, we are actually living in a time of technological stagnation as seen by the growing reluctance of the investment community to seek out and support "0 to 1" start-ups that create hitherto unheard of technology. New Sapience fits the definition of a Zero-to-One company.

Contrarian Technical Approach
Artificial Intelligence has became a pre-eminent occupation of our time. Machine Learning in particular has become nearly synonymous with AI, in the media at least. There are currently unprecedented levels of hype, exaggeration, and downright deception in the field of AI. New Sapience does not use machine learning and, in fact, has taken a completely contrarian approach to all previous technologies. This requires New Sapience to invest extra effort to distinguish itself from what others are doing.

Big Tech
New Sapience has developed a technology that has the potential to disrupt the revenue streams of Big Tech companies. It is therefore advisable to make them customers before they recognize the company as a threat.

The Chief Executive Officer does not currently receive a salary for their role with the Company
Bryant George Cruse, the Chief Executive Officer of New Sapience, Inc. ("the Company"), does not currently receive a salary for their work at New Sapience, Inc. Although Bryant George Cruse owns stock options in New Sapience, Inc., there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. The Company plans to pay the CEO a salary of $200,000 if the Company reaches its maximum raise amount in this fundraising campaign.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Valkeir Corporation	8,000,000	Class A Voting Common Stock	34.69%

The Company's Securities

The Company has authorized Class A Voting Common Stock, and Class B Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 380,000 of Class B Non-Voting Common Stock.

Class A Voting Common Stock

The amount of security authorized is 12,000,000 with a total of 11,428,572 outstanding.

Voting Rights

one vote per share.

Material Rights

There are no material rights associated with Class A Voting Common Stock.

Class B Non-Voting Common Stock

The amount of security authorized is 48,000,000 with a total of 11,630,550 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

Stock Options & Warrants

The total amount outstanding includes 226,516 of shares to be issued pursuant to outstanding warrants.

The total amount outstanding includes 3,667,470 shares that are currently stock options outstanding, and 1,386,420 shares to be issued pursuant to stock options reserved but unissued.

The amount outstanding does not take into account 2,946,110 shares of Restricted Stock Awards that are outstanding.

What it means to be a minority holder

As a minority holder of Class B Non-Voting Common Stock shares of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,762,226.00
  Number of Securities Sold: 1,600,696
  Use of proceeds: Employee Salaries
  Date: December 12, 2016
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

From its inception through 2021, the Company has operated almost entirely on capital contributions ($4.3M), with negligible revenue generation (<$100,000.) The bulk of these funds have come from "friends and family" investors. While this kind of fundraising requires considerable time devoted to sales and networking, we believe the past 7 years have demonstrated that the Company can balance fundraising and technical development to maintain its small full-time staff while making significant progress toward technical milestones. We are confident we can continue in this mode indefinitely if necessary

Foreseeable major expenses based on projections:

Our financial projections identify expenses for marketing, intellectual property, and the usual legal and administrative expenses. We plan to operate without physical offices for the foreseeable future. All these expenses are minimal compared to salaries.

Future operational challenges:

To date we have raised capital from multiple private investors rather than from institutions. This means funds arrive over time instead of as large tranches. This will continue under a CF equity offering. Thus, our key challenge is to throttle staff expansion to match our rate of funding.

Future challenges related to capital resources:

Raising capital up to now has been a challenge for several reasons that we believe we understand. Venture capital has largely moved away from seed funding, and those still in it consistently follow current trends. In our space, that trend is machine learning which has become synonymous with AI.

We don't fit. Our approach is so radically different that technical due diligence is a problem for institutional investors since it requires them to do a deep dive into a technology they are unfamiliar with. For this reason, we have concentrated on marketing to individuals who can invest their own money based on their own judgement. We have a very good success rate when we pitch to individuals. The downside has been the time it takes to identify potential investors which, with our small staff, takes away from technology development.

To the extent these factors persist, fundraising will remain challenging. However, the difficulty innovative companies have raising seed funding is one reason crowdfunding exists. We have already been crowdfunding successfully, just with a very small crowd: people we reach and contact directly.

Future milestones and events:

While we have made much progress refining our message, it has been abundantly clear that as our technical demonstrations have become more compelling, explaining our technology and how it works becomes less important.

Currently our technical efforts are focused on reaching what we call the "Tipping Point" milestone. We are targeting a level of general conversational language comprehension and articulation that will reduce the need to justify our "new and strange" approach and explain how our technology works, because we believe it so clearly does work.

When we reach this milestone, we plan to put a sapiens on our website to interact with the public and let it speak for itself. At that point, it seems reasonable that the capital that we have been pursuing could very well start pursuing us. We believe even a modestly successful CF equity campaign will allow us to hit this milestone within 12 months.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of August 31, 2022, the Company has capital resources available in the form of $15,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations because as we described above, we have no reason to think we cannot continue to operate indefinitely as we have to date, by raising funds from our existing and growing network of family and friends. Additional capital is critical to accelerate the business plan. Please note that we are currently generating minimal revenue and our primary funding is from investment.

Despite the challenges of raising money from institutional and professional investors described above, we are starting to see increased interest from this investor segment and are in discussions with four organizations that appear seriously interested in investing significant capital. We attribute this change to several factors.

First, after more than 6 months of promoting the Company on social media, we are seeing traction; word about our technology is getting out.

Second, the relentless hype that machine learning is the path to artificial general intelligence (AGI) has created an upswing of interest in AGI. At the same time, there is growing pushback from very credible industry experts that machine learning offers no roadmap to AGI. Investors seeking AGI investment opportunities are looking beyond machine learning and finding us.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. We prefer CF over institutional investment for several reasons . However, as described above, we are seeing increasing interest from more traditional sources of capital and anticipate having the option of raising additional capital from those channels if we decide it would be advantageous to support accelerated growth.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The Company currently operates at a monthly burn rate of $25,000. We have been doing this for 6 years and, as pointed out above, anticipate being able to continue doing so indefinitely. Further, to the extent our CF campaign covers our burn rate, we will be able to accelerate technical progress toward our tipping point, because our current staff will have more time to devote to technical work.

How long will you be able to operate the company if you raise your maximum funding

goal?

If we raise our maximum funding goal, we anticipate being able to operate indefinitely. We anticipate our maximum funding goal will provide sufficient funds to take our product to the tipping point milestone described above, whereupon we anticipate being able to raise additional capital to fund further product development and go-to-market initiatives, which in turn we anticipate will take the Company to profitability.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Once we reach the tipping point milestone described above, we anticipate we will be able to raise additional capital from a follow-on crowdfunding campaign and/or from traditional capital markets at favorable valuations.

Indebtedness

- **Creditor:** DLA Piper
  Amount Owed: $37,912.72
  Interest Rate: 0.0%
  Maturity Date: December 31, 2030

- **Creditor:** FitchEven
  Amount Owed: $13,579.96
  Interest Rate: 0.0%
  Maturity Date: December 31, 2030

- **Creditor:** Lockwood Software
  Amount Owed: $43,355.73
  Interest Rate: 12.68%
  Maturity Date: December 31, 2030

- **Creditor:** Bryant Cruse (Officer)
  Amount Owed: $115,613.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2030

- **Creditor:** Sean Reineke
  Amount Owed: $437,122.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2030

Related Party Transactions

- **Name of Entity:** Bryant G. Cruse
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Through December 31, 2021, Bryant G. Cruse has personally loaned $115,613 to the Company
  Material Terms: Amount: $115,613. Interest rate: 0%. Maturity date: 12/31/2030.

Valuation

Pre-Money Valuation: $74,942,146.50

Valuation Details:

The company determined its pre-money valuation based on an analysis of multiple factors including a Discounted Cash Flow Model and comparable company analyses.

Finding a reasonable and conservative valuation for New Sapience as it exists today requires thoughtful analysis, particularly in the finding of comparable companies in comparable markets.

Most early-stage companies are either product companies with a product that fills a market niche overlooked by others or are platform companies that utilize existing technology such as the Internet to facilitate products and services by others. New Sapience fits both of these categories as we plan both to license our core technology for third parties to develop products and services and to develop multiple product lines of our own.

Compared to other product companies we believe New Sapience is unique in that we can field products across a wide range of markets on the same common core. We need only add specific or expert knowledge and in some cases integrate with hardware and/or software provided by others to field what amounts to an entirely new product. This means that our costs of goods sold, already very low due to the inherent scalability of our approach, will get continuously lower as first, we improve the power and efficiency of our knowledge curation tools, and second as the sapiens core gets more and more knowledgeable and intelligent.

Discounted Cash Flow Assumptions & Model

Since there are no direct comparables, we use the discounted cash flow method to determine our pre-money valuation.

Since product sales aren't anticipated to commence until month 19, we project five years from the launch of the StartEngine offering to include three-plus years of revenue. We plan on the Companion Sapiens being our first product to launch, which we hope will start generating license revenue. Our Pro-Sapiens line of business may ultimately exceed our consumer business by orders of magnitude but will take somewhat longer to develop and we may choose to finance it from our consumer product line revenues rather than going to the capital markets. Its product sales are anticipated to commence in month 43.

Finally, we plan on the sapiens software being incorporated into an integrated circuit which will be the "brains" for robotic applications. Revenue from those is anticipated to commence at month 51. Because we believe that Companion Sapiens will dominate during the first five years, we need a reasonable prediction of the number of subscribers to it. The closest product to our Companion sapiens in terms of market size and customer appeal is probably Facebook. Like Facebook, our TAM is everyone who has access to the Internet and like Facebook our product will directly impact how people connect with the world through digital devices. Facebook was first offered to the public at the end of 2006 and had 350 million users three years later, an extremely impressive growth rate since, as a totally unprecedented product, it was creating a new rather than entering an existing market.

Sapiens, as what we believe will be one of the first digital entities that have comprehension, will also be creating a new market but in our case, the Big Tech companies have already conditioned the market somewhat in that people already expect to be able to use natural language as they interact with their devices.

However, SIRI, Alexa, and the others have no real comprehension, to a great degree, they have created a market for a capability we believe they cannot meet. But New Sapience will give people the user experience they have been looking for. While this factor that might lead to us to predict an even greater market penetration than Facebook we must take into consideration that Facebook is free and though our plan includes a 2 month free trial, even a $ 2-month fee will slow adoption significantly. Thus, for our analysis, we reduce the Facebook number by a factor of 10 giving us 35 million subscriptions at the end of year five, three years after market introduction.

For five years the discounted cash flow (DCF) formula is:

DCF = CF1/(1+r) 1 + CF2/(1+r) 2 + CF3/(1+r) 3 + CF4/(1+r) 4 + CF5/(1+r) 5

The value CF1 is the year 1 cash flow, CF2 is the year 2 cash flow, etc.

Finally, risk factors are discussed in the Legal section below and we do describe some risks related to being contrarian and original in the otherwise crowded field of companies that self-identify as being AI companies. We have done much to mitigate these risks, none-the-less in the interest of conservatism we use a high r-factor of 1.23 with the result:

Approx. Calculated Valuation = $75 Million valuation

Comparable Competitors

Until now the field of AI has produced only narrow applications, we believe New Sapience is the first technology that has generality, it can provide automation to any digital application. This generality is the "G" in Artificial General Intelligence. This makes identifying comparable companies for valuation purposes difficult. However, our business plan focuses in the near term on our consumer product, the Companion Sapiens and building a platform to allow third parties to develop plug-in sapiens apps. Since the primary user interface for Companion Sapience applications is natural language, we anticipate that they will compete with today's NLP (Natural Language Processing) applications.

Hugging Face is a company in this space founded in 2016 that has a number of parallels to New Sapience. Its initial product was a social chatbot for bored teenagers, banking on novelty and entertainment rather than utility. The company later pivoted, open sourcing their chatbot engine to become a machine learning platform company in the NLP market.

The Companion will have both utility and novelty, and the company plans to offer our development platform as soon as toolkits are ready.

Hugging Face has completed 5 funding round in as many tiers:

Mar 2017 Angel Round 1.2M

May 2018 Seed Round 4.0M

Dec 2019 Series A 15M

Mar 2021 Series B 40M

May 2022 Series C 100M

Valuation Data is not available for the earlier rounds but Crunchbase and other sources estimate that the final round closed with a valuation of around $2 billion. Hugging Face illustrates the appetite of capital markets for technology in this space. If one visualizes a typical hockey stick valuation curve for Hugging Face with the final point at $2 billion, a value of $75 million at their seed round, which is where New Sapience is today, seems reasonable.

https://www.crunchbase.com/organization/hugging-face

https://huggingface.co/blog/series-c

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred (Voting Common) stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued, however, the company did not include its restricted stock awards in its valuation calculation.

Use of Proceeds

If we raise the Target Offering Amount of $9,997.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  70.0%
  We will use R&D proceeds to increase our platform's natural language comprehension in order to improve user experience and drive toward the "tipping point" we describe in our roadmap.

- *Working Capital*
  20.0%
  To accommodate possible CEO salary of $200,000 if maximum raise amount is reached, & potential employee expenses.

- *Marketing*
  4.5%
  Online marketing

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at newsapience.com (newsapience.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/new-sapience

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR New Sapience, Inc.

[See attached]

NEW SAPIENCE, INC.

FINANCIAL STATEMENTS
WITH
INDEPENDENT ACCOUNTANTS' REVIEW REPORT

YEARS ENDED

DECEMBER 31, 2021 AND 2020

REGAN, GRACE & KERLEY, LLC
CERTIFIED PUBLIC ACCOUNTANTS

TABLE OF CONTENTS

REGAN, GRACE & KERLEY, LLC
CERTIFIED PUBLIC ACCOUNTANTS

JAMES S. REGAN, CPA
TIMOTHY A. GRACE, CPA
KEVIN E. KERLEY, CPA

(410) 721-3151 LOCAL
(410) 721-0154 FAX
www.rgkcpa.com

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

The Board of Directors
New Sapience, Inc.
Stuart, FL

We have reviewed the accompanying financial statements of New Sapience, Inc., which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations and statements of changes in stockholders' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note D, the Company has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note D.

2139 DEFENSE HIGHWAY • SUITE 2 • CROFTON, MARYLAND 21114

The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

August 05, 2022
Crofton, MD

Rogers, Grace & Kerley, LLC

NEW SAPIENCE, INC.

BALANCE SHEETS

DECEMBER 31,

ASSETS

	2021	2020
CURRENT ASSETS		
Cash	$ 3,386	$ 184
Accounts receivable - other	9,608	7,748
	-	-
	-	-
TOTAL CURRENT ASSETS	12,994	7,932
PROPERTY AND EQUIPMENT, AT COST		
Furniture and equipment	8,915	8,915
	8,915	8,915
Less accumulated depreciation	8,915	8,915
	-	-
OTHER ASSETS		
Deposits	-	-
Unamortized organization costs	-	-
	-	-
	$ 12,994	$ 7,932

LIABILITIES AND STOCKHOLDER'S EQUITY

	2021	2020
CURRENT LIABILITIES		
Current portion - long-term debt	$ 115,613	$ 80,113
Accounts payable - trade	102,564	56,908
Accrued salaries & wages	437,122	437,122
TOTAL CURRENT LIABILITIES	655,299	574,143
LONG-TERM LIABILITIES		
Notes payable - Shareholder	115,613	80,113
Less current portion	115,613	80,113
	-	-
Common stock, $.01 par, 60,000,000 shares authorized, 17,572,402 shares issued and outstanding	4,315,174	4,220,462
Retained deficit	(4,957,479)	(4,786,673)
	(642,305)	(566,211)
	$ 12,994	$ 7,932

See accompanying notes and Independent accountants' review report.

NEW SAPIENCE, INC

STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31,

	2021	2020
NET SALES	$ -	$ -
GENERAL AND ADMINISTRATIVE EXPENSES		
Bank charges	435	597
Dues & subscriptions	99	-
Legal & Accounting	38,156	40,146
Postage & delivery	41	321
Office supplies	-	486
Salaries - office	140,000	165,565
Software & data Processing	23,896	26,772
Taxes - payroll	2,254	2,772
Taxes - personal property	-	322
Telephone & Internet	655	-
Website hosting service	7,102	7,766
Gain (Loss) on disposal of equipment	-	-
	212,638	244,747
Income (Loss) from operations	(212,638)	(244,747)
Other Income (Expense)		
Interest Income	110	64
Sba loan forgiveness	41,722	43,722
	41,832	43,786
NET INCOME (LOSS) BEFORE INCOME TAXES	(170,806)	(200,961)
INCOME TAX EXPENSE	-	-
NET INCOME (LOSS)	$ (170,806)	$ (200,961)

NEW SAPIENCE, INC.

STATEMENTS OF RETAINED DEFICIT

YEARS ENDED DECEMBER 31,

	2021	2020
RETAINED DEFICIT - BEGINNING OF YEAR	$ (4,786,673)	$ (4,585,712)
NET INCOME (LOSS)	(170,806)	(200,961)
Distributions	-	-
RETAINED DEFICIT - END OF YEAR	$ (4,957,479)	$ (4,786,673)

See accompanying notes and Independent accountants' review report.

NEW SAPIENCE, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (170,806)	$ (200,961)
Noncash items included in net income:		
Depreciation & amortization	-	-
(Increase) decrease in accounts receivable	(1,860)	(6,576)
Increase (decrease) in accounts payable	45,656	56,908
Increase (decrease) in accrued wages & benefits	-	-
Increase (decrease) in other accrued expenses	-	-
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(127,010)	(150,629)
CASH FLOWS FROM INVESTING ACTIVITIES		
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		-
Proceeds from Shareholder loans	35,500	80,615
Proceeds from capital contributions	94,712	64,701
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	130,212	145,316
NET INCREASE (DECREASE) IN CASH	3,202	(5,313)
CASH AT BEGINNING OF YEAR	184	5,497
CASH AT END OF YEAR	$ 3,386	$ 184

See accompanying notes and Independent accountants' review report.

NOTE A - Summary of significant accounting policies

History and business

New Sapience, Inc. was founded in October 2011. The Company has operated in the field of research and development of artificial intelligence software development since inception.

Cash and cash equivalents

For purposes of preparing the statement of cash flows, unrestricted currency, demand deposits, certificates of deposit, and money market accounts are considered cash, and unrestricted investments with an original maturity of three months or less are considered cash equivalents.

For the year ended December 31, 2021, cash and cash equivalents consisted of currency and demand deposits.

Property and equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line and the various accelerated cost recovery (MACRS) methods over the estimated useful lives of the assets. The MACRS methods of depreciation are used only when management believes there is no material difference between this method and other methods recognized under generally accepted accounting principles. The useful lives used in the computation of depreciation are as follows:

Furniture and equipment	5-7 years

Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income (the results of operations).

Advertising

The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

Cash and cash equivalents

For purposes of the statement of cash flows, cash includes demand deposits and all highly liquid investments with original maturities of three months or less.

NOTE A - Summary of significant accounting policies (continued)

Income taxes

The Company's income tax filings are subject to audit by various taxing authorities. The Company's open audit periods are 2018-2021. In evaluating the Company's tax provisions and accruals, interpretations and tax planning strategies are considered. The Company believes their tax positions are appropriate based on current facts and circumstances.

The provision for income taxes consists of the following components:

	2021	2020
Current taxes	$ -	$ -

Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair value of financial instruments

The Company's financial instruments consist of cash, receivables, inventory, prepaid expenses, payables and notes payable. The carrying amount of cash, receivables, inventory, prepaid expenses and payables approximates fair value because of the short-term nature of these items. The carrying amount of the notes payable approximates fair value because of the instruments have stated interest rates, and are consistent with other instruments of similar risks and characters.

Compensated absences

Employees of the Company are entitled to paid vacation, paid sick and personal days off, depending on job classification, length of service and other factors. The Company's policy is to allow employees to carryover leave at the end of each year and, therefore there is an accompanying liability for compensated absences.

NOTE B - Concentration of credit risk

The Company maintains its cash accounts in one commercial bank located in Florida. Cash accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. A summary of the total insured and uninsured cash balances follow:

NOTE B - Concentration of credit risk (continued)

	2021
Total cash held in Florida Bank	$ 3,386
Portion insured by FDIC	(3,386)
Uninsured cash balances	$ -

NOTE C - Long-term liabilities

Long-term liabilities at December 31 consists of the following:

Notes payable – Shareholder consists of short term working capital advances to the company. the note does not bear interest and is payable on demand.

	2021	2020
Notes payable	$ 115,613	$ 80,113
	$ 115,613	$ 80,113

SBA Loan - The Company received a loan under the Paycheck Protection Loan Program in 2020 and 2021. The Company applied for loan forgiveness and had both loans of $85,444 fully forgiven.

NOTE D – Commitments and contingencies

The Company is not obligated for any leases for office facilities.

As discussed in the review report there is some doubt as to the ability of the Company to continue operations. Management is continuing to seek new sources of additional capital by issuing more stock and obtaining a line of credit from a bank. Management believes their artificial intelligence software is close to being commercially marketable.

NOTE E - Supplemental disclosures of cash flow information

Cash paid (received) interest and income taxes for 2021 and 2020 was as follows:

	2021	2020
Interest	$ -	$ -
Income taxes	$ -	$ -

NOTE F – Subsequent events

In accordance with ASC 855, The Company has evaluated subsequent events through August 05, 2022, the date the financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

<u>Campagin Video</u>

In 2004, Bill Gates was addressing a group of college students one expressed doubt that

there could ever be another company as valuable as Microsoft. He answered:

“If you invent a breakthrough in artificial intelligence, so machines can learn, that is worth 10 Microsoft’s.”

Today, “machine learning”, or data science as it is sometimes called, is a software technique that uses artificial neural networks to extract statistical patterns from data. Over the last few years, it has become virtually synonymous with AI. But that certainly wasn’t the case in 2004.

Recognizing patterns, a face for instance, is a very different kind of learning than we do in school or when we exchange information through language. That is learning knowlege, adding to and enhancing our model to the world, and that is something that data science cannot do.

We think the crucial piece of science and technology LeCun is taking about is precisely the breakthrough Gates envisioned, and we believe New Sapience, alone, has achieved it. .

We call it the "cognitive core" a compact information structure designed to model reality itself. Building on the core, we've constructed our model of the common sense world with mappings into human languages, and that for the first time enables computers to articulate thoughts and can comprehend language. We've given computers something to think about, finally they're necome thinking machines, we call them Sapiens.

There was once a cherished American ideal, the garage startup founded by one or a handful of people with a truly innovative idea that grows to disrupt an industry. All five of todays big tech companies started out that way.

Invest in New Sapience.

Thank you.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF CONVERSION OF A MARYLAND LIMITED LIABILITY COMPANY UNDER THE NAME OF "CRUSE TECHNOLOGIES, LLC" TO A DELAWARE CORPORATION, CHANGING ITS NAME FROM "CRUSE TECHNOLOGIES, LLC" TO "NEW SAPIENCE, INC.", FILED IN THIS OFFICE ON THE THIRTEENTH DAY OF MARCH, A.D. 2015, AT 2:13 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.


SECRETARY OF STATE
DELAWARE

Jeffrey W. Bullock, Secretary of State

5709625 8100V

150354870

AUTHENTICATION: 2198655

DATE: 03-13-15

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:30 PM 03/13/2015
FILED 02:13 PM 03/13/2015
SRV 150354870 - 5709625 FILE

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A LIMITED LIABILITY COMPANY TO A CORPORATION PURSUANT TO SECTION 265 OF THE DELAWARE GENERAL CORPORATION LAW

1.) The jurisdiction where the Limited Liability Company first formed is MARYLAND.

2.) The jurisdiction immediately prior to filing this Certificate is MARYLAND.

3.) The date the Limited Liability Company first formed is OCTOBER 5, 2011.

4.) The name of the Limited Liability Company immediately prior to filing this Certificate is CRUSE TECHNOLOGIES, LLC.

5.) The name of the Corporation as set forth in the Certificate of Incorporation is NEW SAPIENCE, INC.

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Limited Liability Company have executed this Certificate on the 13th day of March, A.D. 2015.

By: [signature]

Name: BRYANT G. CRUSE
Print or Type

Title: PRESIDENT
Print or Type

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND CORRECT COPY OF CERTIFICATE OF INCORPORATION OF "NEW SAPIENCE, INC." FILED IN THIS OFFICE ON THE THIRTEENTH DAY OF MARCH, A.D. 2015, AT 2:13 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

5709625 8100V

AUTHENTICATION: 2198655

150354870

DATE: 03-13-15

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:30 PM 03/13/2015
FILED 02:13 PM 03/13/2015
SRV 150354870 - 5709625 FILE

CERTIFICATE OF INCORPORATION
OF
NEW SAPIENCE, INC.

The undersigned, a natural person (the "***Sole Incorporator***"), for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware (the "***DGCL***"), does hereby make, file and record this Certificate of Incorporation and does hereby certify as follows:

ARTICLE I
Name

The name of the corporation shall be **New Sapience, Inc.** (the "***Corporation***").

ARTICLE II
Registered Office and Agent

The Corporation's registered office in the State of Delaware is 1209 Orange Street in the City of Wilmington, County of New Castle, Delaware 19801. The name of the Corporation's registered agent at such address is The Corporation Trust Company.

ARTICLE III
Purpose

The purpose or purposes of the Corporation shall be to engage in any lawful act or activity for which corporations may be organized under the DGCL and to possess and exercise all of the powers and privileges conferred by the laws of the State of Delaware upon corporations formed under the DGCL.

ARTICLE IV
Authorized Capital

The total number of shares of stock which the Corporation has authority to issue is 18,000,000 shares of Common Stock, par value $0.00001 per share. Of such shares, 12,000,000 shall be initially classified as Class A Voting Common Stock, and 6,000,000 shall be initially classified as Class B Non-Voting Common Stock. Each share of Class A Voting Common Stock shall have ten (10) votes, and, except as otherwise provided in respect of any class of stock hereafter classified or reclassified, the exclusive voting power for all purposes shall be vested in the holders of Class A Voting Common Stock. Shares of Class A Voting Common Stock shall not have cumulative voting rights. Holders of Class B Non-Voting Common Stock shall not have voting rights; otherwise, the rights and preferences of the Class A Voting Common Stock and Class B Non-Voting Common Stock shall be identical.

The powers, preferences and rights and the qualifications, limitations or restrictions of the Corporation's shares of Common Stock shall be determined by the Corporation's Board of Directors. The Corporation's Board of Directors may classify and reclassify any unissued shares of capital stock by setting or changing in any one or more respects the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms or conditions of redemption of such shares of capital stock.

ARTICLE V
Board of Directors; Bylaws

The number of directors of the Corporation (the "***Directors***") shall be at least one, which number may be increased or decreased pursuant to the bylaws of the Corporation (the "***Bylaws***"), but shall never be less than the minimum number permitted by the DGCL. No Director need be a stockholder of the Corporation. In furtherance and not in limitation of the powers conferred by statute, the Corporation's Board of Directors is expressly authorized to make, adopt, amend, alter or repeal the Bylaws.

ARTICLE VI
Name and Address of Sole Incorporator

The name and mailing address of the sole incorporator is: Bryant G. Cruse, 2780 Lighthouse Point East #8, Baltimore, Maryland 21224.

ARTICLE VII
Limitation on Liability

No Director or officer of the Corporation ("***Officer***") shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such Director or Officer as a Director or Officer. Notwithstanding the foregoing sentence, a Director and Officer shall be liable to the extent provided by applicable Delaware law, (i) for breach of the Director's or Officer's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, or (iv) for any transaction from which the Director or Officer derived an improper personal benefit. No amendment to or repeal of this Article VII shall apply to or have any effect on the liability or alleged liability of any Director or Officer for or with respect to any acts or omissions of such Director or Officer occurring prior to such amendment.

ARTICLE VIII
Indemnification

(a) Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative ("***Proceeding***"), by reason of the fact that such person or a person of whom such person is the legal representative, is or was a Director or Officer or is or was serving at the request of the Corporation as a director or officer of another corporation, or as a controlling person of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such Proceeding is alleged action in an official capacity as a Director or Officer, or in any other capacity while serving as a Director or Officer, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment) against all expenses, liability and loss reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a Director or Officer and shall inure to the benefit of such Director's or Officer's heirs, executors and administrators; provided, however, that except as provided in the Bylaws, the Corporation shall indemnify any such person seeking indemnity in connection with a Proceeding (or part thereof) initiated by such person only if (a) such indemnification is expressly required to be made by law, (b) the Proceeding (or part thereof) was authorized by the Corporation's Board of Directors, (c) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the DGCL, or (d) the Proceeding (or part thereof) is brought to establish or enforce a right to indemnification or advancement under an indemnity agreement or any other statute or law or otherwise as required under Section 145 of the DGCL. The rights hereunder shall be contract rights and shall include the right to be paid expenses incurred in defending any such Proceeding in advance of its final disposition; provided, however, that the payment of such expenses incurred by a Director or Officer in such Director's or Officer's capacity as a Director or Officer (and not in any other capacity in which service was or is tendered by such person while a Director or Officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of such Proceeding, shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such Director or Officer, to repay all amounts so advanced if it should be determined ultimately by final judicial decision from which there is no further right to appeal that such Director or Officer is not entitled to be indemnified under this Article VIII or otherwise.

(b) The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and to the advancement of related expenses, to any employee, advisor or agent of the Corporation to the fullest extent of the provisions of this Article VIII with respect to the indemnification of and advancement of expenses to Directors and Officers.

(c) The rights conferred on any person in this Article VIII shall not be exclusive of any other right which such persons may have or hereafter acquire under any statute, provision hereof, bylaw, agreement, vote of stockholders or disinterested Directors or otherwise.

(d) Any amendment, repeal or modification of any provision of this Article VIII shall not adversely affect any right or protection of an indemnitee or such indemnitee's successor existing at the time of such amendment, repeal or modification.

ARTICLE IX
Amendments

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed herein and by the laws of the State of Delaware, and all rights conferred upon stockholders herein are granted subject to this reservation.

ARTICLE X
Period of Existence

The Corporation shall have perpetual existence.

[Signature appears on following page.]

IN WITNESS WHEREOF, the undersigned Sole Incorporator has hereto set his hand as of this 13th day of March, 2015.

Bryant G. Cruse
Sole Incorporator

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF REVIVAL OF "NEW SAPIENCE, INC.", FILED IN THIS OFFICE ON THE TWENTY-SEVENTH DAY OF MAY, A.D. 2022, AT 4:14 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

5709625 8100
SR# 20222435506

Authentication: 203555099
Date: 05-31-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

STATE OF DELAWARE
CERTIFICATE FOR REVIVAL OF CHARTER

The corporation organized under the laws of the State of Delaware, the charter of which was voided for non-payment of taxes and/or for failure to file a complete annual report, now desires to procure a revival of its charter pursuant to Section 312 of the General Corporation Law of the State of Delaware, and hereby certifies as follows:

1. The name of the corporation is NEW SAPIENCE, INC.

and, if different, the name under which the corporation was originally incorporated ______.

2. The Registered Office of the corporation in the State of Delaware is located at 614 N DuPont Highway, Suite 210 (street), in the City of Dover, County of Kent Zip Code 19901. The name of the Registered Agent at such address upon whom process against this Corporation may be served is TRAC - The Registered Agent Company.

3. The date of filing of the Corporation's original Certificate of Incorporation in Delaware was March 13, 2015.

4. The corporation desiring to be revived and so reviving its certificate of incorporation was organized under the laws of this State.

5. The corporation was duly organized and carried on the business authorized by its charter until the 1st day of March A.D. 2020, at which time its charter became inoperative and void for non-payment of taxes and/or failure to file a complete annual report and the certificate for revival is filed by authority of the duly elected directors of the corporation in accordance with the laws of the State of Delaware.

By: [signature]
Authorized Officer

Name: Thomas W. Loveland
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:14 PM 05/27/2022
FILED 04:14 PM 05/27/2022
SR 20222435506 - File Number 5709625

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "NEW SAPIENCE, INC.", FILED IN THIS OFFICE ON THE THIRD DAY OF AUGUST, A.D. 2022, AT 10:09 O`CLOCK A.M.

Jeffrey W. Bullock, Secretary of State

5709625 8100
SR# 20223162843

Authentication: 204073876
Date: 08-03-22

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:09 AM 08/03/2022
FILED 10:09 AM 08/03/2022
SR 20223162843 - File Number 5709625

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of

New Sapience, Inc.

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "ARTICLE IV" so that, as amended, said Article shall be and read as follows:

See attached

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 3rd day of August, 2022.

By: [signature]
Authorized Officer

Title: Treasurer

Name: Thomas Loveland
Print or Type

ARTICLE IV
Authorized Capital

The total number of shares of stock which the Corporation has authority to issue is 60,000,000 shares of Common Stock, par value $0.00001 per share. Of such shares, 12,000,000 shall be initially classified as Class A Voting Common Stock, and 48,000,000 shall be initially classified as Class B Non-Voting Common Stock. Each share of Class A Voting Common Stock shall have ten (10) votes, and, except as otherwise provided in respect of any class of stock hereafter classified or reclassified, the exclusive voting power for all purposes shall be vested in the holders of Class A Voting Common Stock. Shares of Class A Voting Common Stock shall not have cumulative voting rights. Holders of Class B Non-Voting Common Stock shall not have voting rights; otherwise, the rights and preferences of the Class A Voting Common Stock and Class B Non-Voting Common Stock shall be identical.

The powers, preferences and rights and the qualifications, limitations or restrictions of the Corporation's shares of Common Stock shall be determined by the Corporation's Board of Directors. The Corporation's Board of Directors may classify and reclassify any unissued shares of capital stock by setting or changing in any one or more respects the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms or conditions of redemption of such shares of capital stock.

Exhibit G to Form C

Test The Waters Materials

FOR INVESTORS | GENERAL

Coming Soon: Upcoming StartEngine Offerings

June 27, 2022 | 24 min read

author:
Johanna Cronin

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StartEngine is excited to share our upcoming offerings with the public. The following list will be updated regularly to reflect offerings that may be raising capital on StartEngine in the next 30 days.
This blog post was last updated on October 24, 2022.

Encore Artistic Solutions

Encore Artistic Solutions | *Make More Art, Not More Waste*

www.encoreartpaint.com

Description of Business
Encore Artistic Solutions has developed a patent-pending process that upcycles discarded paint into premium, high-quality, fine art paint. We are breaking a cycle of waste by building a community dedicated to making sustainability part of their artistic practices. We are currently in-market with our first product, Tomorrow's Artist™, a premium fine art paint, and we are in the process of developing additional artistic offerings.

Reasons to Invest

- We have developed a patent-pending manufacturing process that is able to upcycle a minimum of 60% of discarded paint materials without sacrificing the quality of the final product.
- Our total attainable market for art paint is valued at $935.80 million (Source).
- We have spent years collaborating with the art community to test our product and get it exactly right, and now we are in-market and ready to grow.

Team
Steve Ross: President, LinkedIn
Jason Ross: Chief Operating Officer, LinkedIn

FuelGems

FuelGems | *A Revolutionary Fuel Additive*

https://www.fuelgems.com/

Description of Business
Revolutionary, powerful, proprietary fuel additive for the $3.5 trillion fuel market, with 1600%+ prospective client growth. Saves fuel by up to 9%, increases lubrication, and decreases dangerous emissions by up to 49.5%. Technology is up to and over 800x more effective than competing fuel additives.

Reasons to Invest

- $70+ million revenue potential from pilots.
- One of the most powerful fuel additives in history
- Client pipeline includes multi-billion companies

Team
Kirill Gichunts: CEO, Director, and Co-Founder, LinkedIn
Yaroslav Bereznitskiy, Ph.D. candidate: Chemical and Nanotechnology Scientist and Engineer

Mulholland Distilling

Mulholland Distilling | *The Spirit of Inspiration*

https://www.mulhollanddistilling.com/

Description of Business
At Mulholland Distilling, we've created artisanal spirits that reflect and celebrate the diversity and vibrancy of our times. Working with master distillers, blenders, and top bartenders – we inspire creativity and conversation through our award-winning 100-proof American Whiskey, our 96-proof New World Gin and 86-proof gluten-free Corn Vodka. Today, our spirits can be found in bars and restaurants across 9 states and can be purchased directly from our website for shipment to 27 states.

Reasons to Invest

- Mulholland has created a super-premium, high-quality portfolio of award-winning craft spirits. We began as the Spirit of LA and continue to inspire community and connection wherever we are.
- The craft spirits sector will see an increase in value by US$37 billion between 2020-2025, And this growth momentum is accelerating at a CAGR of 22.56%.*
- Our award-winning spirits can already be enjoyed in 9 states and can also be shipped to 27, with plans for many more! And, we've increased our rolling YOY sales by over 100% in the trailing 12 months.

Team
Matthew Alper: Founder, Director & CEO, LinkedIn
Walton Goggins: Founder/Director, LinkedIn

Brightlamp
Brightlamp | *The Five-Second Neurological Vital*
https://www.reflexapp.io/

Description of Business
Bringing innovation to the digital medical device market, Reflex Pro is a neurological testing and clinical support tool for medical practitioners working with concussion patients and more. Since launching Reflex in 2019, the company has experienced at least 180% growth from 2019 to 2022 and is seeking funding to scale in step with customer demand. Our team has developed what we believe is the most powerful pupillometer technology on the market – able to measure the eye's reaction to light and provide neurological results using a mobile app in seconds. Reflex is a Class I 510(k) Exempt medical device under 21 CFR 886.1700 and should only be used by licensed medical professionals.

Reasons to Invest

- The patented proprietary tech behind Reflex Pro is what's known as Software as a Medical Device (SaaMD, the company also has a standing license for all of its direct competitor's pupillometer patents). What makes the tool unique is that it doesn't require any peripheral hardware to obtain valuable neurological vital metrics. Medical personnel can download the software, create an account, and administer testing quickly, using only their smartphone.
- Reflex and the company's associated services will leverage momentum and a growing marketplace. Currently the digital health sector is expected to reach $551B by 2027, with a double-digit CAGR of 16.5%.* We are also providing a new rapid scale solution within the market for neurological biomarkers, which was valued at over $6B in 2020, and growing at a rate of 12.9%.*
- In just a few short years, the Reflex team has quickly established viability, growing the company's gross revenue by 180+% annually. A major third-party publication with a population over 20,000 proves Reflex as a biomarker of concussion, while also obtaining third-party validation in clinical studies backed by the National Institutes of Health* and the Department of Defense.*

Team
Kurtis William Sluss: CEO & Director, LinkedIn
Michael Heims: CFO & Director, LinkedIn

MVP Kids
MVP Kids | *Children's Entertainment Multi-Media Platform*
MVPKids.com

Description of Business
MVP Kids is a growing multimedia brand, dedicated to building a purposeful family entertainment platform focused on children's journey to character. We create characters in our imaginary World of MVP Kids to tell stories through books and television for kids to learn, grow, and laugh. Since 2016, MVP Kids has developed tools for parents and educators, helping to guide children through their personal character development journey.

Reasons to Invest

- MVP Kids reached MILLIONS of families nationwide in 2022 thru Chick-fil-a kids meals, with another CFA kids' meal promotion set for 2023. Additionally, we have received a $100K opening order from Costco set to hit shelves in 2023.
- Offerings created by MVP Kids target multiple verticals within the industry for children's products, which is estimated to be worth nearly $1T. Our immediate addressable market includes the $700B television, streaming, and video sector, the $230B mobile apps, toys, and games category, the $30B publishing market, as well as the $8B educational curriculum segment.
- Our creative team features its own MVP cast of passionate professionals from a wide range of backgrounds and expertise – including mental health advocates, writers, illustrators, developers, educators, homeschool experts, designers, championship athletes, and translators. Our team includes award-winning entertainment industry veterans John Semper, Jr., Jim Castle, and Jim Jinkins whose works have been featured in a host of iconic kids movie and television productions.

Team
Mel Sauder: President, Founder, & Director, LinkedIn
John Semper: MVPKids.TV President & Director, LinkedIn

Zendo
Zendo | *A Wearable Neuromodulation Device That's Disrupting the Wellness Industry*
https://zendomeditation.com/

Description of Business
Zendo is here to make meditation easy – giving users an almost immediate and transformative benefit without any prior experience or training required. Using gentle neurostimulation, our patent-pending device activates the parts of the brain involved in expert meditation practice. Created by an internationally recognized team of doctors and long-time meditators in Charleston, South Carolina, Zendo has been scientifically demonstrated to be 2.5X more effective than meditation apps and reduces stress by 75% in a single session. Zendo is currently being used to enhance human wellness, performance, and transformation. Having sold out of our public beta, join Zendo now as we are building the newest Zendo, a wireless headband with a companion app that is poised to disrupt the wellness industry. This next generation headset is currently in development and is planned to be released in 2023.

Reasons to Invest

- Meditation is Hard and Ripe for Innovation: The wellness industry is a $1.5T market. Between 200 – 500 million people meditate globally, but we believe technology like apps and trackers haven't made meditation easier. In one study, it was found that 92% of a leading meditation app's users quit using the app within 30 days. This is primarily due to the lack of immediate benefits and a difficult learning curve associated with meditation practice. Even with high quit rates and limited effectiveness, leading meditation app companies are worth billions of dollars. There is a clear need for technology to make meditation easier to allow users to gain the benefits of meditation immediately.
- Scientifically Researched to Make Meditation Easier: We believe Zendo is the world's first and only neurostimulation system that makes meditation easier and its benefits immediately accessible in less than 20 minutes. Zendo is a wearable device that uses tDCS-technology, which we have researched and scientifically demonstrated to be 2.5X more effective than meditation apps and can reduce stress by 75% in 20 minutes. Zendo was created by academic neuroscientists and doctors who have a deep passion for meditation, and all StartEngine investors that invest at least $1,500 will receive a special founder's edition Zendo system for free when the next-gen Zendo launches.
- There's a Demand: The initial Zendo public beta sold out faster than anticipated. We are currently building a new Zendo. This next-gen Zendo is being developed to include a proprietary wireless headband that works with a companion meditation app and is ready to be marketed to a waitlist of over 3,000 people. Additionally, there are three exciting Zendo collaborations are in progress, including 1) Zendo will be used at the US Performance Center to incorporate Zendo into Olympic athlete mental training; 2) We are launching an exciting retail meditation offering in conjunction with Still Studio, Charleston's first meditation studio, with plans to expand our in-person and virtual offerings; and 3) We plan to incorporate Oura Ring API into the Zendo App, allowing Zendo users to track their biometric data during their Zendo meditation sessions for an individually tailored experience. Lastly, Brookstone buyers intend to list the newest Zendo device on the Brookstone.com, which will expand our consumer sales network.

Team
Bashar Badran, PhD: Co-Founder, CEO, President & Director, LinkedIn
Baron Short, MD: Co-Founder, CHO & Director, LinkedIn

FIREDISC Cookers
FIREDISC®'s | *Fire it up and Gather 'Round*
https://www.firedisccookers.com/

Description of Business
Headquartered in Houston, Texas, FIREDISC® is a national product designer, manufacturer, distributor, and retailer of premium innovative outdoor cooking products. From portable propane cookers and durable accessories to heavy-duty utensils and apparel, FIREDISC® offers products that make cooking outside accessible, easy, and fun for everyone. All because we believe time with friends and family is more valuable than ever.

Reasons to Invest

- FIREDISC has achieved $15.7 Million in Gross Revenue since inception, and we believe our Total Addressable Market is $11.2 Billion.
- We have a 5-Year product growth pipeline and a consistent product strategy. FIREDISC aims to maintain a track record of not rushing products to market, but releasing well-thought-out, innovative products to maintain customer loyalty and high-quality standards.
- We have built a strong community of loyal customers including 25k+ SMS Subscribers, 300k+ Email Subscribers, and over 145k+ followers across our Facebook, Instagram, and Youtube.

Team
Hunter Jaggard: CEO and Co-Founder, LinkedIn
Griff Jaggard: President and Co-Counder, LinkedIn

Metric Medical Devices Inc.
Metric Medical Devices, Inc. | *Bringing Bones Together™*
http://metricmd.com/

Description of Business
Metric Medical Devices, Inc., designs and sells innovative minimally invasive products and technologies for the orthopedic extremity market. Our mission is to become leaders in transforming the musculoskeletal repair standard of care, through the development and commercialization of bone fixation implants that actively change shape to compress the bone to stimulate bone growth and enhance healing.

Reasons to Invest

- Our founders are highly successful serial entrepreneurs who design implants to promote healing and decrease complications in orthopedic extremity injuries. These implants treat fractures and deformities to improve patients' lives.
- The orthopedic extremity reconstruction market is projected to reach $6.5 billion, globally, by 2030 at a CAGR of 6.3% (Source). The foot and ankle lower extremity segment, our primary focus, is predicted to experience the largest CAGR of 8.9% from 2021 to 2030 (Source) and start with the surgical backlog created by the Covid-19 pandemic.
- During development and market trials, our current products generated over $10.5 million in revenue and we have two new next-generation products ready for full launch. We are currently developing our most disruptive product so far, The LINK™, a small bone-compressing external fixator. The market for minimally invasive surgical techniques is growing and is estimated to reach $94.4 billion by 2030 at a CAGR of 4.7%.

Team
Dr. William Casey Fox: President, CEO, CTO, and Director, LinkedIn
Nancy R. Fox: CFO & Corporate Secretary, LinkedIn

Boaz Bikes Inc.

Boaz Bikes | *A Safer Micro-Mobility Solution*

https://www.boazbikes.com/

Description of Business

Boaz Bikes is the micro-mobility company focused on safety and equity. Since 2018, we have been growing based on the vision of a safer vehicle and supporting underserved communities. With our proprietary AI technology, we are able to operate efficiently and reach profitability while helping to solve the first and last mile problem in cities all across the United States.

Reasons to Invest

- We are operating with gross margins of 65%+.
- In the summer of 2021, our revenue per ride passed that of Bird & Lime by a multiple of 2.5x. By EOY, our year-over-year revenue grew 319%.
- In May 2022, Boaz Bikes became profitable and we are raising cash to scale into our California markets and onboard our first 10 franchises, giving us the ability to reach $17M in annual revenue.

Team

Emil Nnani.: CEO, LinkedIn
Christiana Winfrey: COO, LinkedIn

3DOS™

3DOS™ | *Building the World's Largest Decentralized Manufacturing Network*

https://3dos.io/

Description of Business

The $12 trillion dollar global manufacturing market is making a titanic shift and moving to localized production. 3DOS is aiming to build the world's largest decentralized on-demand manufacturing network on Web3 powered by blockchain smart contracts. The goal is to become a leader in this $112 billion dollar on-demand manufacturing market opportunity which is fast approaching by 2024. When you look around you, almost everything is made in one country. A significant number of companies in the world have made a concrete decision to decentralize their supply chain risks after COVID, but how do you control your royalties and products efficiently in this new decentralized world? Now imagine anyone can simply upload a design into 3DOS, protect your royalties via smart contract, and things are made locally, on-demand, only when they are needed, with no waste, no inventory, and no international shipping. The future of manufacturing is decentralized. 3DOS is currently pre-revenue and in the prototype stage. Invest in a Silicon Valley team that is trailblazing the path into a decentralized manufacturing world.

Reasons to Invest

- 3DOS Aims to Revolutionize Global Manufacturing: 3DOS has the vision to create the world's largest peer-to-peer manufacturing network, allowing anyone to upload a design, receive royalties, and have it made anywhere in the world. 3DOS instantly connects demand and supply in real-time – so products are made on-demand locally: No waste, no inventory, no international shipping.
- The Digital Manufacturing Market Demand is Now: The global digital manufacturing market size was valued at USD 320 billion in 2021. It is expected to reach USD 1.370 trillion by 2030, growing at a CAGR of 16.5% during the forecast period (2022–2030) (source). 3DOS is looking to enter and disrupt the traditional 12 trillion dollar global manufacturing market (source). The on-demand manufacturing market is also expected to reach $112 billion by 2024 and the 3D printing industry is projected to reach over $50 billion by 2030 (source).
- Rock Solid All Star Team with a Proven Track Record: Our Silicon Valley team is backed by world class CEO's, board advisors, publicly traded companies, and investors. The founders have a proven track record and have already invented the world's first operating system for 3D printing, 3DPrinterOS, which is used in over 120 countries and has produced over 2.8 million parts globally. It is used by the best and brightest top 100 universities like MIT, Harvard, Rice, CalTech, Berkeley, by the top enterprises like John Deere, Google, Bosch, Eaton, and government agencies like the British ARMY, NASA, US NAVY, and US AIR FORCE. All these 9M+ cad designs, 60,000+ 3D printers, and 200,000+ users will be the first to be onboarded into the 3DOS network.

Team
John Dogru: CEO & Founder, LinkedIn
Anton Vedeshin: CTO, LinkedIn

MiTio Tech

MiTio Tech | *Advancing AI translation and interpretation*

https://mitiotech.com/

Description of Business
As a SAAS technology company, we believe MiTio Tech is pioneering innovative language technology. Bridging the gap between language communication and cost barriers, our AI scrubs today's technical jargon to improve effectiveness in the interpretation and translation industry. Pre-revenue and patent pending, we believe our disruptive technology has the potential to take us public in 18-24 months.

Reasons to Invest

- MiTio Tech is a woman-owned small business, we are backed by deep industry knowledge, and partner with Georgia Tech software developers. Our goal is to create innovative AI software that navigates technical jargon translation that is accurate and inclusive – not gender or race-biased.

- The Global Translation Services Market is expected to reach $46.22 Billion by 2028 (source) and we believe that our AI technology can truly disrupt this growing industry.
- In our view, translating services created by big companies are limited due to inherent biases. We are here to change that and build a better world of better, more inclusive communication.

Team

Donnie Lee Jr.: COO, LinkedIn

Nelva Lee: CEO, LinkedIn

New Sapience

New Sapience | *Synthetic Intelligence: An Alternative Approach to AI*

https://www.newsapience.com/

Description of Business
New Sapience is anticipating the launch of what we believe is an entirely new paradigm of artificial intelligence. More aptly referred to as synthetic intelligence, our sapiens are unique thinking machine prototypes with the acumen to speak and comprehend human language, as opposed to merely mimicking it like much of the AI known today. New Sapience is pre-revenue and currently in the prototype phase.

Reasons to Invest

- New Sapience is developing a patented synthetic intelligence platform, which we believe will overcome the limitations of traditional artificial intelligence, better replicate the generality of human knowledge, and exceed the capabilities of any existing AI approaches.
- We believe that what we are creating is an entirely new innovation, with our goal to make our product accessible to over 7 billion smartphone users worldwide, and that could transform every major segment of our economy, and generate innumerable new markets in the process.* New Sapience technology has the potential to disrupt numerous multi-billion dollar markets such as the $9.9B industry for natural language processing and chatbot software and the $140B industrial automation industry, to name a few.**
- We believe sapiens are the world's first machines that think and understand like humans do. Our vision is of a world where these thinking machines are our partners, helping every one of us to realize our own personal goals, to live a more engaged human life. We believe that if our sapiens were to become commonplace, when human knowledge, perspective, and values are at the foundation of thinking machines, the tyranny of the mindless statistical algorithms will be over.

Team
Bryant Cruse: Founder & CEO, LinkedIn
Karsten Hunneycutt: Chief Software Architect

BeeHex
BeeHex | *Proven Automated 3D Decorating Systems with Scale Up Opportunity*
https://www.beehex.com/

Description of Business
BeeHex Automation is a NASA spinoff company that builds specialized machines for dessert decoration. We are currently in-market, serving industrial bakeries with equipment for high volume cookie and cake decoration as well as large grocery chains with our Cake Writer machines automating on-demand personalized dessert decoration. With four patents and over $3 million in revenue since 2019, we are ready to scale up and continue disrupting the dessert market.

Reasons to Invest

- We have signed a commercial pilot agreement with Walmart, allowing us the opportunity to expand and deploy Cake Writers across the country. We also have pilots planned in the U.S. and Europe for further expansion.
- BeeHex has installed machines that have been operating since 2019, with over
1 million products made by those machines. We have generated over $3 million since then, with optimized machine performance and manufacturability, allowing for scale-up into 2023.
- We have four patents granted and two pending, with proprietary vision and control software seeking to define the cutting edge of food production software, with the ability to fill personalized orders.

Team
Anjan Contractor: CEO & Director, LinkedIn
Benjamin Feltner:COO & Director, LinkedIn

The Brag House
The Brag House | *Welcome to Brag House*
https://thebraghousecorp.com/

Description of Business
We believe that Brag House is one of the first Premier eSports Platforms for non-professional college gamer and their communities. Our mission is to foster a collaborative community of casual eSports gamers, streamers, and fans to play, engage in friendly trash talk and win prizes. Since launched in 2020, Brag House has gained over 65k+ fans across our platform with 22.58% growth month over month from April 2020 to December 2021.

Reasons to Invest

- Brag House is a vertically integrated social network for nonprofessional college esports and aims to be the first premier platform for all nonprofessional gamers.
- The Global Gaming industry continues to infiltrate popular culture, and is set to reach $314.4 billion by 2026 (source). Similarly, Global Esports is projected to generate $5 billion in revenue by 2025 (source).
- We believe our company has quickly become the home for nonprofessional college esports as demonstrated through our partnerships with huge names like McDonald’s and Coca-Cola.

Team
Lavell J. Malloy II: Chief Executive Officer, LinkedIn
Daniel Leibovich: Chief Operating Officer, LinkedIn

Clear Club
Clear Club | *Affordable & Custom Dental Guards*
https://clearclub.com/

Description of Business
ClearClub is a direct-to-consumer company that is known for custom guards for teeth grinding at a fraction of the dentist's price. With more than 30,000+ customers, ClearClub is the most reviewed company in the market. Rather than going to a dental office and paying $300-$1,000, ClearClub eliminated the middlemen to offer customers the same product for $95. The company is now expanding its product line and has launched whitening kits, sports guards, and retainers.

Reasons to Invest

- ClearClub is backed by US venture capitalists and venture funds focused on direct-to-consumer and healthcare products.
- Over 40 million dental guards were sold last year (source), however, many people don't know that you need to replace them every 3-6 months due to the buildup of plaque and bacteria (source). ClearClub believes their facilities are ready to scale dramatically.
- ClearClub has over 30,000 customers and 3,500+ website reviews and has recently expanded into other oral care products having launched sports guards and whitening kits.

Team
Pablo Osorio Martini: CEO & President, LinkedIn
Garrett Gilbertson: Director, LinkedIn

Noshinku
Noshinku | *Your Hands Deserve The Best*
https://www.noshinku.com

Description of Business
Noshinku makes an award winning hand sanitizer that is designed through the lens of premium skincare. Good health is at the center of everything we do and we believe that the products meant to keep us healthy can only do so if we're inclined to use them. Through sustainable and aesthetically pleasing design Noshinku promotes healthy habits that make up the details of a life lived well.

Reasons to Invest

- We have national distribution in Nordstrom, Saks Fifth Avenue, The Container Store, Bespoke Post, Eataly, and Neiman Marcus, as well as corporate customers including the Ace Hotel, Rosewood Hotel, Four Seasons, JP Morgan, TikTok, and the Industrious co-working spaces.
- Over $3M in sales since July 2020 with 138% YoY Growth in 2021. The hand sanitizer market is expected to grow to $7.5 billion by 2025 (Source).

- Our refillable designs, premium cosmetic ingredients and uniquely sleek aesthetics offer a desirable experience to consumers and corporate clients that Women's Health Magazine and Byrdie named the Best Hand Sanitizer on the market, alongside editor's picks in Vogue, Men's Health Magazine, GQ and many more (Source | Source).

Team
Andrew Zahornacky: CEO, LinkedIn
Arie Hefter: CMO, LinkedIn

Top Corp
Top Corp | *Building the most comprehensive consumer engagement & data platform*
https://www.topcorp.com

Description of Business
Top Corp powers live polling and data collection across all digital channels and devices, for brands, publishers, and content creators. Our Mission is to build the most comprehensive consumer engagement and data platform on the planet, by owning the customer polling industry. Our technology provides a simple method for brands to create and power polls, quizzes, and engaging content, no matter the desired format or channel. Brands receive actionable, first-party data about their customers, as well as predictive future behavior using AI. We have launched our SaaS platform and have already developed relationships with 75% of the top 200 media spenders.

Reasons to Invest

- Utilizing polling and voting across all formats, devices and channels, we provide the most up-to-date consumer data, without cookies.
- Invest in a company that addresses two growing issues: data privacy and customer engagement. Digital media and online engagement has increased by nearly 40% in the past year alone (source).
- Our ability to be a data, engagement, and research platform, across all devices and all channels. Our competitors largely focus on a few channels, we reach customers wherever they may dwell.

Team
Will Cohen: Founder, CEO & Director, LinkedIn
Marvin Scaff: CTO

Swiss Precision Active Inc.
Swiss Precision Active Inc. | *Patented Copper Antimicrobial Fabric, Protecting Our Customer While Helping Our Planet*
https://swissprecisionactive.com/

Description of Business
Swiss Precision is an Eco HealthTech apparel brand that blends copper and natural organic fabrics for the medical scrub, uniform, and accessories markets. Our fabrics combine copper's antimicrobial benefits with a design for fit and style, making them lightweight, wash durable, moisture wicking, and odor-free. Our company is currently pre-revenue, but we have been accepted as a vendor to be sold across 50,000 hospitals in the US and we intend to launch our product alongside our campaign launch.

Reasons to Invest

- We believe we have made one of the first new and unique copper + natural, fully patented Eco HealthTech materials
- Targeting the $94 billion medical clothing and accessories market, it is expected to grow to USD 140.64 billion in 2028 at a CAGR of 5.9% in the 2021-2028 period (source)
- Minority-owned and accepted as a vendor to be sold across 50,000 hospitals in the US

Team
Leslie C. Dotson: CEO, CFO, Director, LinkedIn
Rob Steven Williams: President, Secretary, Director, LinkedIn

Set Jet
Set Jet | *Ready? Set, Jet!*
https://setjet.com

Description of Business
Set Jet is a Membership based private jet charter program, available exclusively for its security pre-screened and approved Members. Set Jet's revolutionary new approach to private jet air travel is here at a time when the private jet industry is soaring – and we believe we are coming in with a first mover advantage. In just over two years, Set Jet has executed over 4,000 flights and has grown its membership to over 5,200 members, with over 200% growth in memberships just last year!

Reasons to Invest

- We feel that Set Jet provides the most luxurious form of air travel in the industry at a reasonable price.
- Private Jet travel is experiencing growth. In Fact, comparing a recent 4-week timeframe, U.S. private jet travel was up 27% over last year.
- Our initial market has strongly demonstrated that our model is a market fit, and we are now ready to scale to other markets and regions.

Team
Thomas P Smith: CEO, President and Director – LinkedIn
William R Smith III (Trey): COO, Secretary and Director – LinkedIn

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